400 Howard Street P.O. Box 7101 San Francisco, CA 94105 Tel +1 800 474 2737

December 15, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares Trust

File Nos. 333-92935 and 811-09729

iShares Taxable Municipal Bond Fund (S0000 30623)

Request for Withdrawal of Amendments

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, iShares Trust (the “Trust”) hereby requests the withdrawal of the Trust’s post-effective amendments filed with respect to iShares Taxable Municipal Bond Fund (the “Fund”), a series of the Trust.

The Trust filed the following post-effective amendments relating to the Fund on the dates shown:

485APOS	September 30, 2010
485BXT	December 13, 2010
485BXT	December 30, 2010
485BXT	January 27, 2011
485BXT	February 24, 2011
485BXT	March 24, 2011
485BXT	April 21, 2011
485BXT	May 19, 2011
485BXT	June 16, 2011
485BXT	July 14, 2011
485BXT	July 28, 2011
485BXT	August 25, 2011
485BXT	September 22, 2011
485BXT	October 20, 2011
485BXT	November 17, 2011

The Trust made the filing on September 30, 2010 for the purpose of adding the Fund as a new series of the Trust. The fourteen additional filings were made for the purpose of delaying the automatic effectiveness date of the amendment. As of the last filing shown, the amendment was scheduled to become effective on December 16, 2011.

Subsequent to these filings, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with this offering.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By: /s/ Eilleen M. Clavere

      Eilleen M. Clavere

      Secretary

SEI Investments Distribution Co.

By: /s/ John Munch

      John Munch

      Secretary